Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (..6.months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(1,856)	(3,608)
	(b) development	(9,653)	(16,779)
	(c) production		
	(d) administration	(926)	(1,390)
	(e) other		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	593	1,344
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other		
	Net Operating Cash Flows	**(11,842)**	**(20,433)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects – Simberi Project		
	(b) equity investments	-	-
	(c) shares in listed companies		
	(d) other fixed assets	(1,639)	(1,784)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	-	-
1.10	Cash acquired on purchase of controlled entity		
1.11	Loans repaid by other entities		
1.12	Funds (paid into) / withdrawn from deposit pending acquisition of interests		
	Net investing cash flows	**(1,639)**	**(1,784)**
1.13	Total operating and investing cash flows (carried forward)	**(13,481)**	**(22,217)**

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	**(13,481)**	**(22,217)**
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	8	12
1.15	Refund of oversubscriptions in share issues		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – costs of capital raising		(71)
	Net financing cash flows	**8**	**(59)**
	Net increase (decrease) in cash held	**(13,473)**	**(22,276)**
1.20	Cash at beginning of quarter/year to date	46,609	55,370
1.21	Exchange rate adjustments to item 1.20	111	153
1.22	**Cash at end of quarter**	**33,247**	**33,247**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	215
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,000
4.2	Development	17,000
	Total	**19,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	33,247	46,609
5.2	Deposits at call		
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**33,247**	**46,609**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	272,062,528	272,062,528		
7.4	Changes during quarter (a) Increases through issues	40,000	40,000	$0.20	Fully Paid
	(b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		22,112,183	22,112,183	$0.20	30 June 2007
		3,000,000	-	$0.30	30 June 2007
		2,000,000	-	$0.40	30 June 2007
		1,100,000	-	$0.50	31 Dec 2008
		1,860,000		$0.50	31 Dec 2008
7.8	Issued during quarter				

+ See chapter 19 for defined terms.

7.9	Exercised during quarter	40,000	40,000	$0.20	$0.20
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date:..19 January 2007.......................
(Company secretary)

Print name: PETER TORRE`

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.